3/3

10028907

...MISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires February 28, 2010
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8 – 67613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

SJ LEVINSON & SONS LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2700 WESTCHESTER AVENUE – SUITE 109

PURCHASE	**NEW YORK**	**10577**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN GOLDSTEIN **(914) 220 - 1655**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *ALLAN GOLDSTEIN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
SJ LEVINSON & SONS LLC, as of DECEMBER 31, 2009,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CFO/COO
Title

X ______________________
Notary Public

JACK VELASCO-MILLS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VE6201985
Qualified in Westchester County
My Commission Expires March 09, 2013

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***ALLAN GOLDSTEIN,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

SJ LEVINSON & SONS LLC, as of ***DECEMBER 31, 2009,***

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

CFO/COO

(Title)

(Notary Public)

JACK VELASCO-MILLS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VE6201985
Qualified in Westchester County
My Commission Expires March 09, 2013

SJ LEVINSON & SONS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	2,480,435
Securities owned, at market value (Note 3)	437,712
Due from broker	56,403
Commissions Receivable	1,146,318
Fixed assets - net of accumulated depreciation of $154,000(Note 4)	1,057,776
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $5,120,724)(Note 7)	4,800,000
Other assets	346,913
Total assets	$ 10,325,557
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses (Note 5)	1,210,504
Due to broker	1,346,759
Bank loan payable (Note 6)	375,000
Total liabilities	2,932,263
Commitments and Contingencies (Notes 8 and 10)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 7)	5,500,000
Capital (Note 11)	1,893,294
Total liabilities and members' capital	$ 10,325,557

The accompanying notes are an integral part of this statement.

SJ LEVINSON & SONS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1- Nature of Business

SJ Levinson & Sons LLC (The "Company"), a limited liability company, is a New York company formed in 2007 for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Depreciation and Amortization***
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

f) Subsequent Events

The Company has evaluated events and transactions that occurred between December 301 2009 and January 26, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values at December 31, 2009, are summarized as follows:

Equity	$437,712
	$437,712

Note 4- Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements, at cost, consist of the following:

Furniture, fixtures and office equipment	$1,110,669
Computer equipment	261,860
Leasehold improvements	196,580
	1,569,109
Accumulated depreciation and amortization	(511,333)
	$1,057,776

Note 5- Due to Customers

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. The excess commissions charged over such services provided, and included in "accounts payable and accrued expenses" amounted to $526,150, at December 31, 2009.

Note 6 - Bank Loan Payable

In 2008, the Company borrowed $500,000 which had a remaining balance of $375,000 at December 31, 2009. The loan is payable over five years in the amount of $8,333, plus interest, per month with the final payment due September 2013. Interest is calculated at 6 ½% and the loan is collateralized by the assets of the Company held by the bank.

Note 7- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of both secured demand notes covered by secured demand note collateral agreements and subordinated loan agreements both of which are approved by FINRA.

Note 7- Liabilities Subordinated to the Claims of General Creditors *(continued)*

The notes mature February 28, 2011 and May 30, 2011, and bear interest of 13%. $4,800,000 of such notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The notes are due to the members of the Company. In 2009, $767,231 of interest was paid on these notes.

Note 8- Commitments and Contingencies

Office Lease
The Company leases five premises, its main office and four satellite offices. The main lease expires October 31, 2015. The second lease expires March 31, 2010, the third lease expires March 8, 2011, the fourth lease expires November 15, 2011 and the fifth lease expires August 30, 2012. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2009, the minimum rental commitments, before escalations, under the leases are as follows:

Year	Amount
2010	$162,377
2011	$140,482
2012	$139,709
2013	$148,723
2014	$148,723
Remainder	$272,659

Note 9- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. For the year ended December 31, 2009, the Company's liability to the plan was $-0-.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk(continued)

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company2009 monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 11- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company had net capital of $5,837,216, which was $5,655,539 in excess of its required net capital of $181,677. The Company's net capital ratio was 46.68%.

A copy of the Company's Statement of Financial Condition as of December 31, 2009, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority (FINRA).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
SJ Levinson & Sons LLC
2700 Westchester Avenue, Suite 109
Purchase, NY 10577

We have audited the accompanying statement of financial condition of **SJ Levinson & Sons LLC** as of **December 31, 2009**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **SJ Levinson & Sons LLC** as of **December 31, 2009**, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 26, 2010

SJ LEVINSON & SONS LLC
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEARS ENDED DECEMBER 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
SJ Levinson & Sons LLC
2700 Westchester Avenue, Suite 109
Purchase, NY 10577

In planning and performing our audit of the financial statements of **SJ Levinson & Sons LLC** as of and for the year ended **December 31, 2009**, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 26, 2010

S.J. Levinson & Sons, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period April 1, 2009 through December 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
S.J. Levinson & Sons, LLC
2700 Westchester Avenue, Suite 109
Purchase, NY 10577

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by York Securities Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPA LLP
Lerner & Sipkin, CPAs, LLP (NY)
January 26, 2010

S. J. LEVINSON & SONS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period April 1, 2009 through December 31, 2009

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 14,169,105
Additions	106,275
Deductions	(1,995,746)
SIPC Net Operating Revenues	$ 12,279,634

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 12,279,634
General Assessment @ .0025	30,699

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 30,699
Less: Payment made with Form SIPC-4 in January, February, March, or July 2009	(11,916)
Assessment Balance Due	$ 18,783

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 12,279,634
SIPC Net Operating Revenues as computed above	12,279,634
Difference	$ -

SJ LEVINSON & SONS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009